UNITED SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

APRICUS BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

652903-10-5

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 652903-10-5		SCHEDULE 13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Forendo Pharma Oy 98-1195699

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Finland

Number of Shares Beneficially Owned by Each Reporting Person With*	5.	Sole Voting Power 85,966

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 85,966

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,966

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 652903-10-5	SCHEDULE 13G

Item 1.
	(a)	Name of Issuer Apricus Biosciences, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 11975 El Camino Real, Suite 300 San Diego, California 92130

Item 2.
	(a)	Name of Person Filing Forendo Pharma Oy
	(b)	Address of the Principal Office or, if none, Residence Itäinen Pitkäkatu 4 B FI-20520 Turku Finland
	(c)	Citizenship Finland
	(d)	Title of Class of Securities Common Stock, par value $.001 per share
	(e)	CUSIP Number 652903-10-5

Item 3.	If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_______________

CUSIP No. 652903-10-5	SCHEDULE 13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 85,966
(b) Percent of class: 1.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 85,966
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 85,966
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 652903-10-5	SCHEDULE 13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017	FORENDO PHARMA OY

	By:	/s/ Risto Lammintausta
		Name:	Risto Lammintausta
		Title:	Chief Executive Officer